SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
QUIKBYTE SOFTWARE, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74838 K306

(CUSIP Number)
Glenn L. Halpryn
4400 Biscayne Boulevard
Suite 950
Miami, Florida 33137
Telephone: (305) 573-4112

(Name, address and telephone number of person
authorized to receive notices and communications)
June 2, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.

1	NAMES OF REPORTING PERSONS Glenn L. Halpryn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		8,641,736(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		73,434,374(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,641,736(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

73,434,374(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,736(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of common stock that the Reporting Person intends to acquire in accordance with the transactions described in Item 4 of this Schedule 13D.
(2) The Reporting Person disclaims beneficial ownership of these shares of common stock as described in Items 4 and 5 of this Schedule 13D.
(3) Percentage of class calculated after giving effect to the transactions described in Item 4 of this Schedule 13D.

CUSIP No.

1	NAMES OF REPORTING PERSONS Steven Jerry Glauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		41,086,194(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,086,194(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,086,194(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes all shares of common stock that the Reporting Person intends to acquire in accordance with the transactions described in Item 4 of this Schedule 13D.
(2) The Reporting Person disclaims beneficial ownership of these shares of common stock as described in Items 4 and 5 of this Schedule 13D.
(3) Percentage of class calculated after giving effect to the transactions described in Item 4 of this Schedule 13D.

ITEM 1. Security and Issuer.
     This Schedule 13D (this “13D”) is filed with respect to the common stock, par value $0.0001 per share, of QuikByte Software, Inc., a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 190 Lakeview Way, Vero Beach, Florida 32963.
ITEM 2. Identity and Background.
     (a) This 13D is filed jointly by Mr. Glenn L. Halpryn (“Halpryn”) and Mr. Steven Jerry Glauser (“Glauser” and, each of Halpryn and Glauser, a “Reporting Person” and, together, the “Reporting Persons”). Each Reporting Person further states as to himself:
     (b) Halpryn has a business address of 4400 Biscayne Boulevard, Suite 950, Miami, Florida 33137. Glauser has a business address of 1400 16th Street, Suite 510, Denver, Colorado 80202.
     (c) Such Reporting Person is an investor as his principal occupation.
     (d) Such Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Such Reporting Person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Such Reporting Person is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Each Reporting Person will use his personal funds to acquire the shares of the Issuer’s common stock in the transactions described in Item 4 of this 13D.
ITEM 4. Purpose of Transaction.
     On June 2, 2008, Halpryn entered into each of two stock purchase agreements, the first (as amended, the “Keating Agreement”) by and among KI Equity Partners V, LLC, Mr. Kevin R. Keating and Halpryn, individually and as agent for certain investors (the “Investors”), and the second by and between Garisch Financial, Inc. and Halpryn, individually and as agent for the Investors (as amended, the “Garisch Agreement” and, together with the Keating Agreement, the “Agreements”) (KI Equity Partners V, LLC, Mr. Keating and Garisch Financial, Inc. are referred to collectively as the “Sellers” and each, a “Seller”). Subject to the satisfaction or waiver of numerous conditions, Halpryn has the right under the Agreements to acquire an aggregate of 74,600,000 shares (the “Shares”) or approximately 94% of the Issuer’s common stock as follows: 69,100,000 shares under the Keating Agreement and 5,500,000 shares under the Garisch Agreement, for an aggregate purchase price of $926,273.46 and $73,726.54, respectively.
     As contemplated by the Agreements, Halpryn has severally assigned to the Investors his right to acquire directly from the Sellers an aggregate of 73,434,374 of the Shares (the “Assigned Shares”), of which, upon Closing (as defined below), 32,637,500 shares will be acquired by Glauser. Halpryn disclaims beneficial ownership of all Assigned Shares.
     The closings of the transactions (the “Closing”) contemplated by the Agreements are subject to the fulfillment of conditions precedent, including that: (i) the existing directors of the Issuer will increase the size of the Issuer’s board of directors (the “Board”) to five directors; (ii) the Issuer’s existing directors and officers will resign effective upon the Closing; (iii) the existing directors will appoint the designees of the Investors as detailed in the Issuer’s Information Statement on Schedule 14f-1, as amended, as originally filed with the Securities and Exchange Commission on June 11, 2008; and (iv) the existing directors will appoint Halpryn as the Issuer’s President and Chief Executive Officer.

     As soon as practical after the Closing, it is anticipated that Halpryn will cause the Issuer to issue to the Reporting Persons and the Investors, in a private placement transaction (the “Private Placement”), an aggregate of 31,437,000 shares of common stock (the “Post-Closing Shares”), providing anticipated gross proceeds of $500,000 for working capital purposes. In the aggregate, upon consummation of the Private Placement, the separate common stock holdings of the Reporting Persons and each of the Investors will comprise approximately 95.8% of the Issuer’s then issued and outstanding common stock. Halpryn and Glauser will respectively acquire 7,476,110 and 8,448,694 of the Post-Closing Shares in the Private Placement, after which Halpryn will beneficially own an aggregate of 8,641,736 shares, or approximately 7.8% of the Issuer’s then outstanding common stock, and Mr. Glauser will beneficially own a total of 41,086,194 shares, or approximately 37.1% of the Issuer’s then outstanding common stock. No other Investor will have direct, indirect, sole or shared beneficial ownership of 5.0% or more of the Issuer’s outstanding common stock. In addition, following the consummation of the foregoing transactions, there will not exist any agreement between or among any of the Reporting Persons or the Investors regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, each Reporting Person disclaims beneficial ownership of the shares of common stock held by one another and by each of the Investors.
     After giving effect to the transactions described in this Item 4, the Reporting Persons’ and Investors’ beneficial ownership of the Issuer’s common stock will be as set forth in the table below. Unless otherwise indicated, each person named in the table below will have the sole power to vote and dispose of the number of shares beneficially owned by such person. To the Reporting Persons’ knowledge, the source of funds for each Investor’s purchase of Shares and Post-Closing Shares is the personal funds of such Investor.

	Number of		Percentage of
	Outstanding Shares		Outstanding Shares
Name of Beneficial Owner	Beneficially Owned		of Common Stock(1)

REPORTING PERSONS:

Glenn L. Halpryn	8,641,736	(2)	7.8	%(2)

Steven Jerry Glauser	41,086,194	(2)	37.1	%(2)

OTHER INVESTORS:

Ernest M. Halpryn	4,897,983		4.4%

Feiner Family Partnership
Michael A. Feiner	3,951,434	(3)	3.6	%(3)

Claudio Columbo	3,386,944		3.1%

Joseph H. Levy Revocable Trust
Joseph H. Levy	4,515,925	(4)	4.1	%(4)

Sheldon Lowe	2,822,453		2.5%

Allan Jay Weisberg	785,925		0.7%

Noah Silver	4,054,685		3.7%

Ronald Stein	1,693,472		1.5%

	Number of		Percentage of
	Outstanding Shares		Outstanding Shares
Name of Beneficial Owner	Beneficially Owned		of Common Stock(1)

Richard Alman	4,515,925		4.1%

Andrew H. Marshak	1,411,227		1.3%

Paul K. & Lori Schrier	564,491		0.5%

SCG Capital, LLC Steven Geduld	2,257,962	(5)	2.0	%(5)

David M. Berman	846,736		0.8%

Barry Rabkin	1,411,227		1.3%

Andrew Brooks	1,411,227		1.3%

James A. Goldsmith	1,693,472		1.5%

MZ Trading, LLC Mark Zeitchick	1,411,227	(6)	1.3	%(6)

James S & Mindy E. Cassell	1,411,227		1.3%

Adam Malamed	1,411,227		1.3%

David Rosenberg	1,411,227		1.3%

Richard J. Lampen	1,128,981		1.0%

Morgan Energy Corporation Profit Sharing Plan Thomas Morgan	1,411,227	(7)	1.3	%(7)

Marc Bell	1,411,227		1.3%

Howard M. Lorber	1,128,981		1.0%

Richard J. Rosenstock	1,411,227		1.3%

Guillermo Rozenblum	1,128,981		1.0%

Stewart B. Davis	1,411,227		1.3%

Mark Bochner	1,411,227		1.3%

(1)	Based upon 110,739,460 shares outstanding after giving effect to the transactions described in this Item 4.

(2)	Excludes those shares of common stock, the beneficial ownership of which is disclaimed by the Reporting Person in this Item 4.

(3)	To the Reporting Persons’ knowledge, Michael A. Feiner, as manager of the Feiner Family Partnership (the “Partnership”), will exercise voting and dispositive control over the shares to be held by the Partnership. Micheal A. Feiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)	To the Reporting Persons’ knowledge, Joesph H. Levy, as trustee of the Joseph H. Levy Revocable Trust (the “Trust”), will exercise voting and dispositive control over the shares to be held by the Trust. Mr. Levy disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)	To the Reporting Persons’ knowledge, Steven Geduld, as president of SCG Capital, LLC (“SCG”), will exercise voting and dispositive control over the shares to be held by SCG. Mr. Geduld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)	To the Reporting Persons’ knowledge, Mark Zeitchick, as manager of MZ Trading, LLC (“MZ”), will exercise voting and dispositive control over the shares to be held by MZ. Mr. Zeitchick disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)	To the Reporting Persons’ knowledge, Thomas Morgan, as trustee of the Morgan Energy Corporation Profit Sharing Plan (the “Plan”), will exercise voting and dispositive control over the shares to be held by the Plan. Mr. Morgan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
     From and after Closing, the Reporting Persons anticipate that the Issuer, which is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended), will continue to follow its current business plan, which is to seek a target company with which to merge or to complete a business combination. As of the date of this 13D, no agreement has been entered into in respect of such a transaction, and there is no assurance that any such transaction will be effected in the near future or at all.

     Except as described in this 13D, neither of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Given the Issuer’s business plan and status as a shell company, however, the Reporting Persons may at any time in the future propose that the Issuer take one or more of such actions.
ITEM 5. Interest in Securities of the Issuer.
     Because of the substantial conditions precedent to the consummation of the transactions described herein, each Reporting Person disclaims current beneficial ownership of the shares reported in this 13D; however, the Reporting Persons have determined to file this 13D because such position is not free from doubt. After giving effect to the transactions described in Item 4 of this 13D, the Reporting Persons’ beneficial ownership of the Issuer’s common stock will be as set forth in the table below. Each of the Reporting Persons will have the sole power to vote and dispose of the number of shares beneficially owned by such person.

	Number of	Percentage of
	Outstanding Shares	Outstanding Shares
Name of Beneficial Owner	Beneficially Owned	of Common Stock(1)

REPORTING PERSONS:

Glenn L. Halpryn	8,641,736 (2)	7.8	%(2)

Steven Jerry Glauser	41,086,194 (2)	37.1	%(2)

(1)	Based upon 110,739,460 shares outstanding after giving effect to the transactions described in Item 4 of this 13D.

(2)	Excludes those shares of common stock to be acquired by the other Investors, the beneficial ownership of which is disclaimed by the Reporting Person in Item 4 of this 13D.
     Halpryn will acquire (i) 1,165,626 Shares under the Agreements at a purchase price of approximately $0.0134 per share and (ii) 7,476,110 Post-Closing Shares in the Private Placement at a purchase price of approximately $0.0048 per share.
     Glauser will acquire (i) 32,637,500 Shares under the Agreements at a purchase price of approximately $0.0134 per share and (ii) 8,448,694 Post-Closing Shares in the Private Placement at a purchase price of approximately $0.0234 per share.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The description of the Agreements (the “Agreement Description”) contained in Item 4 to this 13D is hereby incorporated by reference in this Item 6. The Agreement Description is merely a summary and is qualified in its entirety by the full text of the Agreements, which are attached as Exhibits 99.1 and 99.2 to this 13D and are hereby incorporated herein by reference.
     Halpryn has entered into a separate subscription agreement (a “Subscription Agreement”) with each Investor in connection with the assignment of the Assigned Shares to such Investor and the acquisition in the Private Placement of a portion of the Post-Closing Shares by such Investor. Each Subscription Agreement provides that the Investor party thereto will purchase from the Sellers a portion of the Shares and, in the Private Placement, a portion of the Post-Closing Shares. In addition, each Subscription Agreement contains terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder. The foregoing description of the Subscription Agreement is merely a summary and is qualified in its entirety by the full text of the form of Subscription Agreement attached as Exhibit 99.3 to this 13D and incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit
Number	Description

99.1
Stock Purchase Agreement, dated as of June 2, 2008, by and among KI Equity Partners V, LLC, a Delaware limited liability company, Mr. Kevin R. Keating and Mr. Glenn L. Halpryn individually and as agent for certain investors, including the amendments thereto.

99.2
Stock Purchase Agreement, dated as of June 2, 2008, by and between Garisch Financial, Inc., an Illinois corporation and Mr. Glenn L. Halpryn, individually and as agent for certain investors, including the amendments thereto.

99.3	Forms of Subscription Agreement

99.4	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2008	/s/ Glenn L. Halpryn
Glenn L. Halpryn

June 20, 2008	/s/ Steven Jerry Glauser
Steven Jerry Glauser

EXHIBIT INDEX

Exhibit
Number	Description

99.1
Stock Purchase Agreement, dated as of June 2, 2008, by and among KI Equity Partners V, LLC, a Delaware limited liability company, Mr. Kevin R. Keating and Mr. Glenn L. Halpryn individually and as agent for certain investors, including the amendments thereto.

99.2
Stock Purchase Agreement, dated as of June 2, 2008, by and between Garisch Financial, Inc., an Illinois corporation and Mr. Glenn L. Halpryn, individually and as agent for certain investors, including the amendments thereto.

99.3	Forms of Subscription Agreement

99.4	Joint Filing Agreement